UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SAMSARA LUGGAGE, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

79589J101

(CUSIP Number)

David Dahan

135 East 57th St. Suite 18-130

New York, NY 10022

(855) 256-7477

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 10, 2021

  (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 79589J101

1.	NAMES OF REPORTING PERSONS David Dahan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL

Number Of Shares Beneficially Owned by Each Reporting Person With:	7.	SOLE VOTING POWER 260,909
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 260,909
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,909
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 79589J101

Item 1. Security and Issuer.

Samsara Luggage, Inc.’s (the “Issuer”) common stock, $0.0001 par value per share (the “Common Stock”). The principal executive office of the Issuer is located at 135 East 57th St., Suite 18-130, New York, NY 10022.

Item 2.  Identity and Background.

David Dahan (the “Reporting Person”) served as Director and Chief Technical Officer of the Delaware company, Samsara Luggage, Inc., from its inception in 2017 until November 12, 2019, when the Company completed its merger with the Delaware corporation that was previously known as “Samsara Luggage, Inc.” (“Samsara Delaware”) in accordance with the terms of the Merger Agreement and Plan of Merger, dated as of May 10, 2019, by and among the Issuer, Samsara Delaware, and Avraham Bengio, pursuant to which Samsara Delaware merged with and into the Issuer, with the Issuer being the surviving corporation (the “Merger”). Following the Merger, the Reporting Person has served as Director and Chief Technical Officer of the Issuer. From 2015 to date, Mr. Dahan is also employed at Nova-Sight Ltd., a medical device company developing products for diagnostics and therapy in the field of ophthalmology, as its Software Department Manager. In 2009, Mr. Dahan co-founded Serve Africa Ltd., a holding company that provides Satellite IP connectivity communication services throughout the continent of Africa, and from 2013 to 2017 he served as its CEO. He also serves as a consultant to companies, mainly in the software algorithm field. Mr. Dahan holds a B.Sc degree in Physics and Computer Science from Ben Gurion University. Since the Merger, David has been employed part-time by Samsara as its Chief Technical Officer.

(a) The Reporting Person is an Israeli citizen. The principal business address of the Issuer and the address for the Reporting Person is 135 East 57th St., Suite 18-130, New York, NY 10022.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock directly owned by the Reporting Person were issued to him in consideration for deferred and accrued salary payments.

Item 4. Purpose of Transaction.

The Reporting Person was issued 130,909 shares (the “Shares”) of the Issuer’s Common Stock in consideration for deferred and accrued salary payments, as reported in the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 10, 2021 (the “Transaction”) in order to effect a change in control of the Issuer.

The Reporting Person intends to evaluate his investment in the Shares on a continual basis. The Reporting Person from time to time intends to review his investment in the Issuer on the basis of various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in general, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person intends to take such actions in the future as he and the other executives of the Issuer deem appropriate in light of the circumstances existing from time to time, which may include acquisitions of other operating businesses and/or their assets, acquisitions of shares of Common Stock or other convertible securities of the Issuer or disposal of all or any portion of the Shares or shares of Common Stock or other securities of the Issuer otherwise acquired by the Reporting Person, either in the open market or privately negotiated transactions, with or without prior notice.

Item 5. Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Reporting Person is deemed to have a beneficial ownership interest of 260,909 shares of Common Stock (representing approximately 13.3% of the number of shares of Common Stock issued and outstanding). The percentage with respect to the Reporting Person’s beneficial ownership is based on 1,956,949 shares of the Issuer’s Common Stock reported by the Issuer to be issued and outstanding as of December 14, 2021.

(c) See Item 6 below.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See the description of the Transaction as set forth in Item 4 above.

Item 7. Material to be Filed as Exhibits.

THE FOLLOWING MATERIALS ARE FILED AS EXHIBITS TO THIS SCHEDULE 13D:

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 20, 2021	/s/ David Dahan
David Dahan

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